August 25, 2009
Via Email And Edgar
Ms. Mara Ransom
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549-3628

Re:	Energy West, Incorporated Preliminary Proxy Statement on Schedule 14A Filed July 15, 2009 SEC File No. 0-14183
Dear Ms. Ransom:
Our responses to the comments contained in your letter of August 5, 2009 to the preliminary proxy statement filed by Energy West, Incorporated follow. For your convenience, we have repeated your comments (in italics) before our responses.
In addition, we have revised the proxy statement to reflect the recent completion of a reorganization to implement a holding company structure. The new holding company, Energy, Inc., is the successor to Energy West, Incorporated, which is now a subsidiary of Energy, Inc. This reorganization, which has been publicly disclosed, was completed on August 3, 2009. Energy, Inc. is sometimes referred to herein as the “company”. The companies to-be-acquired (Great Plains, Lightning Pipeline, Brainard and GPL) are referred to herein (and in the proxy statement) collectively as the “Companies”. Mr. Osborne and the other shareholders of the Companies are referred to herein (and in the proxy statement) collectively as the “Companies’ Shareholders”.
Preliminary Proxy Statement on Schedule 14A
Letter to Shareholders
1.	Where you indicate that the existing shareholders will continue to own the same number of shares as before the mergers, please revise to state that their percentage ownership will be reduced and quantify by how much.
We have added the requested language.
V 216.736.7267
F 216.621.6536
E klm@kjk.com

One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114-1793
216.696.8700
www.kjk.com

Questions and Answers About the Mergers and This Meeting, page 1
What is the total value of the merger consideration? page 3
2.	In addition to providing your current stock price, please also provide your stock price as of the date you announced the execution of the Agreement of Merger on July 2, 2009 and the date you originally announced the terms of the transaction on September 11, 2008, such as you have on page 74.
We have added the requested disclosure.
Have the Companies’ Shareholders Approved the Mergers? page 4
3.	Please also indicate to what extent the vote is assured. This comment also applies to the Q&A “What percentage of stock are the director and executive officers entitled to vote at the annual meeting?” on page 7.
In the Q&A section on page 4 — “Have the Companies’ Shareholders approved the mergers,” we have clarified this question and answer to refer to their approval as shareholders of the Companies, not Energy, Inc., under Ohio law. In the Q&A on page 7 regarding the ownership of Energy, Inc. stock by the company’s directors and executive officers, we have expanded the disclosure to indicate that the company’s directors and executive officers intend to vote their shares in favor of the issuance of the shares in connection with the mergers. Proposal 2 must be approved by a majority of the votes present, in person or by proxy, and entitled to vote at the annual meeting, and because the company’s directors and executive officers have the right to vote approximately 28% of the outstanding shares, the vote is not assured.
Summary Term Sheet, page 9
Risk Factors, page 15
4.	Where you state that you will incur additional financial obligations as a result of the transaction please quantify this amount. Please also elaborate upon and quantify, where practicable, the additional interests you reference of your directors, executive officers and shareholders.
We have expanded the disclosure regarding additional financial obligations to specifically refer to the additional debt obligations of approximately $20.9 million. In addition, we have expanded the disclosure to refer specifically to Mr. Osborne’s interests in the transaction, including his share ownership post-mergers, the loans to the Companies, and the agreements with other entities owned or controlled by Mr. Osborne. Because this is the Summary section of the proxy statement, we did not include more detail about these arrangements as this information is more fully disclosed elsewhere in the document. For example, see “The Transaction — Interests of Certain Persons in Matters to be Acted Upon.”
Proposal One — Election of Directors, page 18
5.	We note your indication that shares represented by proxies may be voted for a substitute director. Please note that we consider the existence of substitute nominees to be material to a security holder’s voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).
We have modified the language to clarify that a substitute may only be designated for a bona fide nominee named in the proxy statement if such nominee is unable to serve or for good cause will not serve, as authorized by Rule 14a-4(c)(5).
6.	You state that where no special instructions are given on the proxy card with respect to cumulative voting, your shares will be voted for each nominee. Please revise to clarify, if true, that under these circumstances you will allocate shares evenly between the candidates and that you will not exercise discretionary authority to cumulate votes. Refer to Item 6(c) of Schedule 14A.
We have revised the disclosure to clarify that (1) the proxies will allocate the shares evenly between the director nominees in the event a shareholder elects cumulative voting, and (2) the proxies will not exercise discretionary voting authority to cumulate votes.

The Board of Directors, page 19
7.	Please ensure that you have provided the business experience of each of your officers and directors during the last 5 years. For example, we note that it is unclear how long Mr. Abrams has been president of Reserve Ventures. Refer to Item 401(e) of Regulation S-K.
We have clarified the company’s disclosure regarding the business experience of our directors to include dates of employment as necessary. For example, Ian Abrams has been president of Reserve Ventures since 1990, Steven Calabrese has been managing partner of the CRM group of companies for the past 20 years, and Mark Grossi was elected chairman of PVF Capital Corp. in January 2009. We do not believe changes are necessary for the disclosure related to the other directors and executive officers.
Audit Committee Report, page 24
8.	Please revise this discussion to indicate that no accountant has been selected or recommended to shareholders for approval or ratification for the current year. Refer to Item 9(a) of Schedule 14A.
          We have added the requested language.
9.	Please revise to disclose the audit committee’s pre-approval policies and procedures with respect to the fees paid to your principal accountant. Refer to Item 9(e)(5)(i) of Schedule 14A.
We have added disclosure that, pursuant to the written charter of the company’s audit committee, the committee must pre-approve all audit and non-audit services provided by the company’s independent auditors.
Executive Compensation, page 28
10.	Please revise your summary compensation table to provide the information sought at Item 402(n) of Regulation S-K for the last two completed fiscal years.
We have revised the summary compensation table to include the compensation paid by the company to its chairman and chief executive officer and the most highly compensated executive officers for the stub period from July 1, 2008 to December 31, 2008 (referred to as “2008S”) and for the last two fiscal years ended June 30, 2008 (referred to as “2008F”) and 2007 (referred to as “2007F”).
11.	Please briefly explain how you arrived at the amounts paid under the Bonus column. In this regard, we note that the Employment Agreements of Messrs. Degenstein and Shipley discuss that both persons are eligible to receive a bonus, however, it is not clear how you have determined the amount that was ultimately awarded.
Under “Committees of the Board of Directors — Compensation Committee,” we have added disclosure to briefly explain the bonus amounts paid to Mr. Degenstein and Mr. Shipley and how they were determined.
12.	In the last paragraph on page 28, you indicate that the compensation committee “has approved the award to Mr. Degenstein of options to purchase 10,000 shares of Energy West’s common stock in each of 2008, 2009 and 2010.” If an award was made in 2008, please revise the summary compensation table to reflect this award or revise to clarify why no disclosure appears here.
We have revised the summary compensation table to include the award to Mr. Degenstein of options to purchase 10,000 shares of the company’s common stock in the stub period (2008S) ended December 31, 2008.
The Transaction, page 34
General Description of the Transaction, page 34
13.	We note your statements here and on page 39 that certain “efficiency” reasons caused you to change the structure of the proposed transactions. Please revise to describe in detail what you mean by “efficiency” reasons and considerations.
The “efficiency” considerations that resulted in the change of structure of the proposed transaction include the consistency of the articles of incorporation and bylaws of the newly-formed merger subsidiaries and tax considerations. We have revised the disclosure to include these reasons. In addition, as noted in the section of the proxy statement entitled “The Transaction — Material U.S. Federal Income Tax Consequences of the Mergers,” the mergers related to Lightning Pipeline, Great Plains and Brainard are expected to qualify as tax-free reorganizations pursuant to Section 368 of the Internal Revenue Code. The merger agreement clarifies this tax treatment.
14.	Revise to disclose how the consideration amount and transaction structure differ from the original stock purchase agreement you entered into. In this regard, we note your indication that the “purchase price is now the merger consideration and is substantially the same as before.”
We have revised the disclosure to expand on the structural differences between the original stock purchase agreement and the merger agreements. Pursuant to the merger agreements, the acquisition of the Companies will be effected by four separate mergers of one of four newly-formed wholly-owned subsidiaries of Energy, Inc. with and into each of the Companies and the stock of the newly-formed subsidiaries will be converted into stock of the Companies and the Companies’ Shareholders will receive shares of our common stock, the merger consideration, in exchange for their shares of the Companies. Each Company (Lightning Pipeline, Great Plains, Brainard and GPL) will be the surviving corporation (or limited liability company, as the case may be) in each merger as a wholly-owned subsidiary of the company. Under the stock purchase agreement, the company would have acquired each of the Companies by the direct result of the purchase of the stock of the Companies by exchanging the shares of the Companies held by the Companies’ Shareholders for shares of our common stock. By way of the mergers, the Companies’ articles and bylaws will be the articles and bylaws of the merger subsidiaries as opposed to the stock purchase transaction where the articles and bylaws of each of the Companies would have remained the same as they were prior to the transaction. However, the ultimate effect of the mergers is the same as the stock purchase transaction.

Energy, Inc. will acquire the Companies and after completion, each of Lightning Pipeline, Great Plains, Brainard and GPL will be a wholly-owned subsidiary of Energy, Inc.
With respect to the purchase price, we have deleted the word “substantially” as the calculation of the total amount of the consideration to be paid has not changed.
Background of the Transaction, page 36
15.	Please revise to discuss the reasons why the board of directors chose two of the six available board members to form the special committee and discuss the reasons why they chose Messrs. Argo and Abrams to serve on the special committee.
We have revised the disclosure in response to this comment. The company’s board believed that a special committee was necessary to evaluate the proposed transaction given Mr. Osborne’s conflict of interest as the chief executive officer, chairman of the board and the owner of almost all the outstanding equity of the Companies, as well as CEO, Chairman of the Board and a significant shareholder of Energy, Inc. Messrs. Argo and Abrams were chosen to be the members of the special committee because they had no connection to Mr. Osborne, other than as directors of Energy, Inc., or the Companies that would preclude them from serving on the committee. In addition, both Messrs. Argo and Abrams have extensive business experience. Mr. Argo was the president of a gas and electric cooperative for 12 years and is the company’s longest serving director. Mr. Abrams has previously founded, developed and sold several successful business ventures. Our board believed that they would be in the best position to evaluate and protect the interests of our non-affiliate shareholders by objectively evaluating the proposed transaction in compliance with our policies and Montana law regarding interested-director and related party transactions.
As disclosed in the proxy statement, Messrs. Osborne and Smith were excluded from discussions at the company’s board related to the proposed transaction due to their ownership in and executive management positions at the Companies. Mr. Sprague was also excluded from discussions at the company’s board because he acted as a tax advisor to the Companies and Mr. Osborne in connection with the proposed transaction. Michael German, who served on the company’s board from April 2008 to December 2008, was not a director at the time of the formation of the special committee but would not have been chosen as a member because he is the chief executive officer of Corning Natural Gas Company, a publicly-traded company for which Mr. Osborne was the chairman of the board. The remaining directors, Messrs. Calabrese, Grossi and Smail, are members of the board of directors of John D. Oil and Gas Company, a publicly-traded company of which Mr. Osborne is the chairman of the board, chief executive officer and a significant shareholder.
In addition, Montana law provides that a corporate transaction may not be enjoined, set aside, or give rise to an award of damages or other sanctions in a proceeding by a shareholder or by or in the right of the corporation premised on a director having an interest in the transaction if the transaction is approved by all of the directors who have neither an interest in the transaction nor a familial, financial, professional or employment relationship with the interested director that would reasonably be expected to exert an influence on the disinterested directors (a qualified director). Mont. Code Ann. §§ 35-1-462 and 463 (1991). The company believes that Messrs. Argo and Abrams are “qualified directors” for purposes of Montana law.
16.	Please revise to discuss in detail whether your board of directors or the special committee considered alternatives to the acquisition proposed by Mr. Osborne. Specifically, please discuss whether the board or the special committee considered transactions with companies with which Mr. Osborne had no financial relationship. If the special committee did not consider alternatives, please discuss why.
The special committee was formed solely and specifically to evaluate the proposed transaction. We have added language to the disclosure to that effect. The only “alternative” that the special committee considered was the alternative of not pursuing the proposed transaction with the Companies. The special committee did not consider alternative transactions including transactions with companies with which Mr. Osborne had no financial relationship because when such transactions are considered those transactions are evaluated by the full board.

The proposed transaction reflects the board’s decision to look for natural gas utilities to acquire in states outside of Montana and Wyoming. In recent years, the company has pursued a number of acquisitions in which Mr. Osborne had no financial interest, including the completed acquisitions of Frontier Natural Gas and Bangor Gas Company. The company’s board continues to actively look for acquisition opportunities. The proposed transaction did not preclude the company from pursuing other acquisition opportunities.
17.	We note your statement that your corporate counsel represented Mr. Osborne and the Companies’ Shareholders and that you waived this conflict. We also note that the special committee engaged an independent legal advisor. Please expand on the board’s reasons for waiving the conflict of interest.
We have expanded the company’s disclosure to include the reasons that the company waived the conflict of interest so that the company’s corporate counsel could represent the Companies and the Companies’ Shareholders, including Mr. Osborne. The company’s corporate counsel, Dworken & Bernstein Co., L.P.A., has represented Mr. Osborne and the Companies’ Shareholders for a number of years prior to the contemplation of this transaction. In order to provide continuity of counsel to the Companies and the Companies’ Shareholders, we waived this conflict at Mr. Osborne’s request. In addition, the company believed that it was beneficial for the special committee to obtain its own independent counsel, as well as an independent financial advisor, for this transaction given the related party nature of the transaction.
18.	Please revise to identify all legal counsel to which you refer, including the “representatives of [y]our securities law counsel” present at the April 3, 2008 meeting. Also, please identify your corporate counsel who represented Mr. Osborne and the Companies’ Shareholders in connection with the transaction and your independent counsel who represented the special committee. Please revise your discussion to refer to these firms or persons by name throughout the filing.
We have added the requested language identifying the company’s securities counsel as Kohrman Jackson & Krantz P.L.L., the company’s corporate counsel as Dworken & Bernstein Co. L.P.A. and the special committee’s counsel as McCarthy, Lebit, Crystal & Liffman Co., L.P.A. We also revised the remainder of the proxy statement to refer to these firms by name.
19.	Please revise to explain how you arrived at the $32 million purchase price you originally offered and how you determined that increasing it to $34,304,000 was appropriate. Please also explain how you arrived at the $1,598.09 value you ascribe to each customer and why you agreed to this amount, considering you state on page 37 that the special committee determined that the purchase price should not be based upon a multiple of customers.
We have revised the disclosure to address the difference between the $32 million purchase price and the final purchase price of $34.3 million. The final purchase price includes the acquisition of Brainard and GPL, which owns land valued at approximately $2.0 million. In addition, the $1,598.09 per customer price adjustment was suggested by Mr. Osborne, based on his original offer of $1,600 per customer. The special committee discussed the possible benefits of the purchase price adjustment for additional customers including the additional revenue from additional customers and the lower purchase price in the event of a customer decline, as well as the incentive to the Companies and Mr. Osborne to keep and attract customers. In addition, we have revised the disclosure to indicate that the special committee determined that the purchase price should not be solely based upon a multiple of customers. They also reviewed other purchase price methodologies and determined that these methodologies placed the value in the same range as the per customer value.
20.	We note your statements that you proposed to value Energy West shares at $10 per share for purposes of the transaction while your stock was trading at approximately $8.45 per share. Please revise your disclosure to discuss why you chose to assign the shares a premium rather than a market price for purposes of the transaction.
We have revised the disclosure to indicate that the special committee believed a premium was both beneficial to the company’s shareholders because it reduced the number of shares to be issued to the Companies’ Shareholders and appropriate in a related party transaction such as the proposed transaction. The premium also reflected Mr. Osborne’s belief that the underlying value of the company’s stock was not reflected in its then current market value.
21.	You state on page 38 that you considered “potential acquisition-related synergies and cost savings.” Please revise to elaborate upon these considerations, including the “detailed financial presentation” that was considered by the Board at the September 11, 2008 meeting.
We have revised the disclosure to indicate that the financial presentation prepared by the company’s management and considered by the company’s board at the September 11, 2008 meeting included the purchase price methodology considered by Houlihan Smith as well as additional methodologies such as multiples of EBITDA, and the integration of the Companies’ operations. The company’s board also discussed potential cost savings related to duplicative personnel and facilities.
Reasons for the Transaction and Recommendations of the Special Committee, page 39
22.	In your discussion of the reasons for the transaction, please revise your discussion to elaborate upon the following factors you have listed as supporting the special committee’s approval of the transaction:
a.	Explain what information you considered “regarding [y]our and the Companies’ respective businesses, prospects, business plans, financial performance and condition, results of operation and competitive positions” that supported the committee’s recommendation to approve the transaction;

b.	Explain how “current market conditions” supported the committee’s recommendation to approve the transaction; and

c.	Explain in detail how you considered the “fairness of the transaction to [y]our shareholders” as distinguished from the bullet point that follows, regarding the fairness to Energy West.
We have revised the disclosure to address these comments.
23.	In an appropriate place in the document, please discuss in detail what, if any, consideration the special committee gave to whether the transaction was fair specifically with respect to the company’s non-affiliate shareholders.
The primary focus of the special committee, and the reason for its formation and existence, was to determine whether or not the proposed transaction was fair to the company and its shareholders, with the exception of Mr. Osborne. We believe that the expanded and revised disclosure in response to Comment Nos. 15 and 22 addresses this comment as well.
24.	Please tell us what consideration the special committee gave to the fact that Mr. Osborne controls the Companies and is an executive officer and shareholder of Energy West, which presents inherent conflicts of interest that might cause the transaction terms to be less than fair to the unaffiliated shareholders.
The special committee gave this issue much consideration as the primary focus of the committee was to determine whether or not the proposed transaction was fair to the company and its unaffiliated shareholders. The special committee did not consider whether the proposed transaction was fair to Mr. Osborne. The special committee hired independent legal counsel to assist it in considering the transaction as well as the potential conflicts inherent in related party transactions. In addition, the special committee engaged an independent financial advisor to issue an opinion regarding the fairness of the proposed transaction. When negotiating the terms of the proposed transaction, the special committee also considered this issue when determining to value the company’s shares to be issued as merger consideration at a premium to the then current trading price of the company’s stock.
Opinion of Houlihan, Smith & Company Inc., page 42
25.	In an appropriate place in your disclosure, please revise to indicate whether the special committee reviewed for accuracy and completeness any of the financial projections provided by you or the Companies regarding the Companies’ performance and whether the special committee found Houlihan Smith’s reliance upon those projections to be reasonable.
We have added the requested language.
26.	Please revise to disclose, if not otherwise disclosed, any instructions from the management or board of Energy West or the Companies regarding the scope of the financial advisor’s investigation.
We have added the requested disclosure to address this comment. Neither Energy, Inc. nor the Companies imposed instructions or limitations on Houlihan Smith with respect to the investigations made or the procedures followed by Houlihan Smith in rendering its opinion.
27.	We note your statement that “Houlihan Smith ... was chosen by the special committee from among several similar financial firms.” Please revise to provide additional disclosure on the company’s process and reasons for selecting Houlihan Smith as financial advisor. Please see Item 1015(b)(3) of Regulation M-A.
We have revised the disclosure in response to your comment and added that the company solicited bids from several financial firms and Houlihan was selected based on its expertise and cost.
28.	Please revise to discuss, if applicable, any material

relationship that is contemplated or that existed during the last two years between you and Houlihan Smith and any compensation received or to be received as a result of any such relationship between you and Houlihan Smith. Please see Item 1015(b)(4) of Regulation M-A.
The company does not contemplate, nor has there existed during the last two years, any relationship with Houlihan Smith other than the services that Houlihan Smith provided in connection with this transaction as already disclosed in the proxy statement. In addition, the current disclosure includes the statement that the company had no prior relationship with Houlihan Smith.
Comparable Transactions Data table, page 47
29.	Please revise to elaborate on or explain why certain revenue multiples are footnoted as “not meaningful.”
We have revised the disclosure to change “not meaningful” to “NA” and added a footnote that explains that the revenue multiple could not be calculated because the target company was either a privately-held company or a division of a publicly-held company and the target’s revenue was not disclosed in public filings and therefore was not available.
Interests of Certain Persons in Matters to be Acted Upon, page 51
30.	Please revise this discussion to quantify the value of the additional shares Mr. Osborne will receive. Please also disclose whether Mr. Osborne has any change of control agreements with the Companies and whether they will be triggered as a result of this transaction.
We have added disclosure that quantifies the value of the additional shares (using the maximum number of shares that could be issued) that Mr. Osborne will receive based solely on the closing price of the company’s common stock as of the latest practicable date before the printing of this proxy statement. In addition, we have added disclosure that none of the Companies’ Shareholders, including Mr. Osborne, is a party to any employment or change of control agreement with any of the Companies.

Status of Shares Issued in the Merger, page 54
31.	Please disclose the exemption from registration upon which you are relying and the facts relied upon to make that exemption available.
We believe that the shares of the company’s common stock to be issued to the Companies’ Shareholders in connection with the mergers are exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

We are relying on this exemption because the “acquisition” of the shares of Energy, Inc. is a private offering of securities to five “sophisticated investors.” The Companies’ Shareholders have been provided with current information regarding the company and have had the opportunity to ask questions regarding Energy, Inc. In addition, Mr. Osborne, Mr. Smith and Ms. Howell have management positions at Energy, Inc. In the merger agreements, each of the Companies’ Shareholders made extensive representations and warranties regarding his or her investment intent, including representations that each of the Companies’ Shareholders is acquiring the shares of the company for his or her own account for investment and not for the purpose of effecting any distribution thereof. In addition, each of the Companies’ Shareholders represented that he or she had made his or her own independent decision to acquire the shares of the company. Each of the Companies’ Shareholders acknowledged in the merger agreements that the shares of Energy, Inc. issued in connection with the mergers will not be registered under the Securities Act and such shares may not be transferred or sold absent registration or applicable exemption.

We have revised the disclosure in the proxy statement to reflect the exemption from registration upon which we are relying.
Restrictions on Payment of Dividends, page 75
32.	Please discuss whether you anticipate the additional incurrence of debt as a result of this transaction to impact your ability to continue to pay monthly dividends.

As a holding company, Energy, Inc. will rely on dividends from Energy West and the Companies to fund dividends to its shareholders. As previously disclosed in the proxy statement, Energy West’s credit facility and unsecured senior notes contain certain restrictions on dividend payment. In addition, the credit agreements for each of the Companies contain provisions that would prohibit each Company from paying a dividend without approval of the lenders. Therefore, Energy, Inc.’s ability to pay future cash dividends, if any, and their amounts, to its shareholders will depend on the ability of Energy West and the Company to pay dividends to Energy, Inc. If Energy West and the Companies cannot pay a dividend to Energy, Inc., Energy, Inc. may not be able to pay future cash dividends to its shareholders. We have revised the disclosure to reflect this as well as added a risk factor to that effect.
Information about Energy West, page 77
33.	Please ensure that you update your Management’s Discussion and Analysis, as well as your financial statements, to reflect the period ended June 30, 2009, as applicable. This comment also applies to the information provided by the Companies, as applicable.
The information in the proxy statement with respect to Energy, Inc.’s and the Companies’ financial statements have been updated to reflect the period ended June 30, 2009.
******

We have filed amendment number one to the preliminary proxy statement marked to show the revisions described in this letter. A copy of the proxy statement is also attached for your convenience.
Energy Inc’s written statement acknowledging responsibility for the disclosure in the proxy statement is attached.
Please let me know if we can provide you with any further information regarding this matter or if you have further comments. You can reach me at 216-736-7267. If you get my voice mail, please feel free to dial zero and ask to have me paged. Thank you for your assistance.
Sincerely,
/s/ Kathleen L. Mesel
Kathleen L. Mesel
cc: Kevin J. Degenstein

PO BOX 2229, GREAT FALLS, MT 59403-2229
August 25, 2009
Via Fax & EDGAR
Ms. Mara Ransom
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

Re:	Energy West, Incorporated Preliminary Proxy Statement on Schedule 14A Filed July 15, 2009 SEC File No. 0-14183
Dear Ms. Ransom:
Pursuant to the request of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 5, 2009, please find below the acknowledgment of Energy, Inc. (the “Company”).
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Energy, Inc.
By:	/s/ Kevin J. Degenstein
Kevin J. Degenstein
President

cc: Kathleen L. Mesel